Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to

1 November 2017

01.11.17	Transaction in own shares
01.11.17	Total Voting Rights
31.10.17	Transaction in own shares
30.10.17	Transaction in own shares
27.10.17	Transaction in own shares
26.10.17	Transaction in own shares
25.10.17	Transaction in own shares
24.10.17	Transaction in own shares
23.10.17	Transaction in own shares
20.10.17	Transaction in own shares
19.10.17	Transaction in own shares
18.10.17	Transaction in own shares
17.10.17	Transaction in own shares
16.10.17	Transaction in own shares
13.10.17	Transaction in own shares
12.10.17	Transaction in own shares
11.10.17	Transaction in own shares
10.10.17	Transaction in own shares
10.10.17	Director/PDMR Shareholding
05.10.17	Publication of ARA – Group Companies Listed Debt

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

10.10.17    Share buyback programme